Filed by: LVB Acquisition, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: LVB Acquisition, Inc.

Commission File No.: 333-198380

Organizational Announcement

Questions & Answers

Employees and Team Members

1.	What is the anticipated division structure reporting into the Operating Committee and the plan for decisions on organization structure and reporting?
•	There are many questions regarding the integration planning, including questions around organizational structure, that remain to be answered.
•	We will do our best to answer these questions as important decisions are made, but many of them will not be decided upon until post-close.

2.	Now that the future Operating Committee members have been named, when will we learn who is appointed to the next level of leadership and beyond?
•	The future Operating Committee members will now begin the process of designing the organization structure and reporting lines followed by selection of the leadership of their respective organizations. Those decisions will likely be announced next year, prior to the close of the transaction.
•	As with the Operating Committee selection, these decisions will be the result of a robust process, and all qualified candidates will be considered. Existing Biomet and Zimmer personnel will be given the same level of consideration for all positions.

3.	What does this mean for my location or upcoming site selection decisions?
•	These executive leadership appointments do not reflect any decisions regarding locations of business headquarters or facilities.
•	There are many questions regarding the integration planning, including facility locations, that remain to be answered.
•	We will do our best to answer these questions as important decisions are made, but many of them will not be decided upon until post-close.
•	In the meantime, it is important to remember that until the close of the transaction, we remain separate companies and each company will continue to operate under its current leadership structure and corporate name. It is business as usual.

4.	Who do I report to now?
•	This announcement does not immediately impact reporting relationships – it is business as usual.
•	Until the close of the transaction, which is expected in the first quarter of 2015, Zimmer and Biomet remain separate companies, and each company will continue to operate under its current leadership structure.

5.	When will my reporting structure change?

•	We expect to be ready to hit the ground running under our new leadership structure on Day One, post-close, however, each department has unique needs and we expect a brief transition period to ensure a seamless hand-off as we officially combine our companies.
•	Until the close of the transaction, which is expected in the first quarter of 2015, Zimmer and Biomet remain separate companies and each company will continue to operate under its current leadership structure.
•	We will communicate any changes in advance.

6.	How is my work impacted?
•	It is business as usual. Until the close of the transaction, we remain separate companies and each company will continue to operate under its current leadership structure.

7.	What is the counterpart status and what happens to the non-selected leadership?
•	We have many talented executives at Zimmer and Biomet and they will choose a few different paths. Importantly, these leaders will continue in their current roles and help with integration planning between now and closing.
o	Some leaders may assume key roles within the combined company as the next level of the management team is appointed.
o	Other leaders who will not be serving on the future Operating Committee will remain with the combined company post-closing in an integration role. They will help oversee a seamless transition.
o	Finally, as occurs in any merger situation, some of our leaders will embark on new career opportunities.
•	Above all, the leaders at Zimmer and Biomet, led by the Integration Management Office and supported by the Integration Team Leaders, will continue to work closely together to ensure a smooth integration and seamless transition for all of our stakeholders.

8.	When does “cross pollination” begin? How soon can we integrate?
•	It is important to remember that until the close of the transaction, we remain separate companies and each company will continue to operate under its current leadership structure. It is business as usual.
•	With that said, the merger and integration planning is progressing well and we continue to expect we will close in the first quarter of 2015.

9.	When can the selection process begin for the rest of the organization – and will it be made by the Operating Committee?
•	The future Operating Committee members will now begin the process of designing the organization structure and reporting lines, followed by selection of the leadership of their respective organizations. Those decisions will likely be announced next year, prior to the close of the transaction.
•	As with the Operating Committee selection, these decisions will be the result of a robust process, and all qualified candidates will be considered.

10.	When can we expect to hear from our new Operating Committee Member?
•	You will receive a communication from the new leadership team in the coming weeks.
11.	Now that Zimmer Biomet has been identified as the name of the combined company, when will the new brand be rolled out?
•	Today’s announcement was about the new company’s name, post-close. We will be rolling out the new brand at a later date.

12.	How were the decisions made to choose these leaders?
•	These decisions are the result of a robust process, and all qualified candidates were considered. There is terrific representation on this leadership team from both Zimmer and Biomet.
•	Zimmer and Biomet are stronger together, proven by the management team we have assembled.
•	Above all, the leaders at Zimmer and Biomet, led by the Integration Management Office and supported by the Integration Team Leaders, will continue to work closely together to ensure a smooth integration and seamless transition for all of our stakeholders.

13.	When can we expect to know more?
•	We will do our best to answer questions as important decisions are made, but many decisions will not be made until post-close.
•	In the meantime, it is important to remember that until the close of the transaction, we remain separate companies and each company will continue to operate under its current leadership structure and corporate name. It is business as usual.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger between Zimmer and LVB Acquisition, Inc. (“LVB”), the parent company of Biomet, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Zimmer’s management and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the possibility that the anticipated synergies and other benefits from the proposed merger of Zimmer and LVB will not be realized, or will not be realized within the expected time periods; the inability to obtain regulatory approvals of the merger (including the approval of antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; the timing of such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing the transaction may not be satisfied on a timely basis or at all; the risk that the proposed transaction fails to close for any other reason; the risks and uncertainties related to Zimmer’s ability to successfully integrate the operations, products and employees of Zimmer and Biomet; the effect of the potential disruption of management’s attention from ongoing business operations due to the pending merger; the effect of the announcement of the proposed merger on Zimmer’s and Biomet’s relationships with their respective customers, vendors and lenders and on their respective operating results and businesses generally; risks relating to the value of the Zimmer shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Zimmer’s or Biomet’s debt) on reasonable terms, including the risk that any condition to the closing of the financing committed for the proposed merger and refinancing of Zimmer’s debt is not satisfied; the outcome of any legal proceedings related to the proposed merger; the risks and uncertainties normally incidental to the orthopaedic industry, including price and product competition; the success of the companies’ quality and operational excellence initiatives; changes in customer demand for Zimmer’s or Biomet’s products and services caused by demographic changes or other factors; the impact of healthcare reform measures, including the impact of the U.S. excise tax on medical devices; reductions in reimbursement levels by third-party payors and cost containment efforts of healthcare purchasing organizations; dependence on new product development, technological advances and innovation; shifts in the product category or regional sales mix of Zimmer’s or Biomet’s products and services; supply and prices of raw materials and products; control of costs and expenses; the ability to obtain and maintain adequate intellectual property protection; the ability to form and implement alliances; challenges relating to changes in and compliance with governmental laws and regulations, including regulations of the U.S. Food and Drug Administration (the “FDA”) and foreign government regulators, such as more stringent requirements for regulatory clearance of products; the ability to remediate matters identified in any inspectional observations or warning letters issued by the FDA; changes in tax obligations arising from tax reform measures or examinations by tax authorities; product liability and intellectual property litigation losses; the ability to retain the independent agents and distributors who market Zimmer’s and Biomet’s products; dependence on a limited number of suppliers for key raw materials and outsourced activities; changes in general industry and market conditions, including domestic and international growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations; and the impact of the ongoing economic uncertainty affecting countries in the Euro zone on the ability to collect accounts receivable in affected countries. For a further list and description of such risks and uncertainties, see Zimmer’s periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.zimmer.com or on request from Zimmer. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be set forth in its periodic reports. Readers of this communication are cautioned not to place undue reliance on these forward-looking statements, since, while management believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this communication.

Additional Information and Where to Find It

Zimmer filed with the SEC, and the SEC declared effective on September 29, 2014, a registration statement on Form S-4 that includes a consent solicitation statement of LVB that also constitutes a prospectus of Zimmer. INVESTORS AND SECURITYHOLDERS OF LVB ARE URGED TO READ THE CONSENT SOLICITATION/PROSPECTUS AND OTHER FILINGS MADE WITH THE SEC IN CONNECTION WITH THE MERGER CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and consent solicitation statement/prospectus and other documents filed by Zimmer with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or from Zimmer at www.zimmer.com. You may also read and copy any reports, statements and other information filed by Zimmer, LVB and Biomet with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of LVB have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.